Real Estate Associates Limited II

55 Beattie Place, P.O. Box 1089

Greenville, SC 29602

October 30, 2009

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

450 Fifth Street, NW

Washington, D.C.  20549

Attn:  Ms. Kristi Marrone and Mr. William Demarest

Re:      Real Estate Associates Limited II

            Form 10-K for the year ended December 31, 2008

            Form 10-Q for the period ended June 30, 2009

            File No. 0-09782

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the undersigned on behalf of Real Estate Associates Limited II (the “Partnership”), in a letter dated October 16, 2009.  The Partnership’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the Staff’s letter.

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Form 10-K for the year ended December 31, 2008

Statements of Cash Flows

1.      Comment:  Please advise us why you have classified distributions from Local Partnerships as an operating cash flow, while your advances to the Local Partnerships have been classified as an investing cash flow.

Response:  The Partnership considers distributions received from Local Partnerships to be a return on its investment if the distributions are funded by the normal operations of the Local Partnerships.  ASC 230 requires distributions received from unconsolidated entities that represent returns on the investor’s investment to be reported as cash flows from operating activities in the investor’s statement of cash flows.  The distributions reported on the Statement of Cash Flows for the year ended December 31, 2008, represent distributions funded by the normal operations of the Local Partnerships. Therefore, the Partnership believes that it has properly classified the distributions received as cash flows from operating activities.

ASC 230 requires cash distributions from unconsolidated entities that represent returns of the investor’s investment be reported as cash flows from investing activities.  The Partnership considers distributions received from Local Partnerships to be a return of its investment if the distributions are funded from the sale of Local Partnership assets.  The Partnership received no distributions during 2008 that represent distributions funded from the sale of Local Partnership assets.

During 2007, the Partnership received approximately $48,000 of distributions that represented distributions funded by the normal operations of the Local Partnerships.  The Partnership believes these distributions were properly classified as cash flows from operating activities.  In addition, the Partnership received approximately $508,000 of distributions in 2007, which represented distributions funded from the sale of Local Partnership assets.  The Partnership disclosed the source of these distributions in Note 2 to the financial statements; however, the distributions were incorrectly reported on the Statement of Cash Flows for the year ended December 31, 2007 as cash flows from operating activities rather than cash flows from investing activities.

The Partnership does not believe that an amendment to its Annual Report on Form 10-K for the year ended December 31, 2008 is necessary.  As noted below, although the distributions funded from the sale of Local Partnership assets are quantitatively significant, the Partnership does not believe the classification difference is material to an investor when both qualitative and quantitative factors are considered.

SAB Topic 1M references the FASB’s explanation of materiality in Statement of Concepts No. 2 as follows: “in light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”  Furthermore, the SEC Advisory Committee on Improvements to Financial Reporting indicated in its final report that “consideration should be given to both qualitative and quantitative factors that would be important to the reasonable investor, although we acknowledge that there will probably be more times when qualitative considerations will result in a small error being considered material than they will result in a large error being considered not to be material. Therefore, we recommend that the existing materiality guidance be enhanced to clarify that the total mix of information available to investors should be the main focus of a materiality judgment and that qualitative factors are relevant in analyzing the materiality of all errors. We view this recommendation as a modest clarification of the existing guidance to conform practice to the standard established by the Supreme Court and not a major revision to the concepts and principles embodied in existing SEC staff guidance in SAB Topic 1M.”

The Partnership does not believe the judgment of a reasonable person relying on its financial statements would be changed or influenced by the inclusion in cash flows from investing activities of the distributions received that were funded from the sale of Local Partnership assets versus inclusion in cash flows from operating activities.  This conclusion is based on factors outlined in Staff Accounting Bulletin No. 99 and included consideration of the following:

•        A detailed disclosure of the nature and amounts of the distributions is included in Note 2 to the financial statements as well as within Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of the Annual Report on Form 10-K.

•        The classification on the Statement of Cash Flows of the distributions received has no effect on how the Partnership reported the distributions received on the Statement of Operations for the year ended December 31, 2007, the Partnership’s reported net income for the year ended December 31, 2007 or the Partnership’s total assets, total liabilities or partners’ (deficiency) capital as of December 31, 2007.

•        The classification of the distributions received has no effect on the Partnership’s liquidity or the overall change in its cash position for the year ended December 31, 2007.

•        Users of the Partnership’s financial statements are generally limited to the holders of the Partnership’s limited partnership interests.  As there is no active market for the purchase or sale of the limited partnership interests, the Partnership does not believe that investment decisions by this group of investors would be impacted by the cash flow misstatement as the Partnership’s balance sheet and cash position were accurately reflected at December 31, 2007, and the Partnership has provided more current financial information in subsequent filings upon which any investment decisions would be based.

•        The Partnership’s investors would no longer rely on 2007 financial information as the Partnership has provided more current financial statements and the misstatement had no impact on the Partnership’s balance sheet or overall cash position at December 31, 2007.

•        The misstatement was not an intentional act by the Partnership’s management to mislead investors.

•        The classification of the distributions received on the Statement of Cash Flows does not conceal or otherwise relate to an unlawful transaction.

In light of the qualitative considerations above, the Partnership does not believe the classification of the distributions received from the sale of Local Partnership assets are material to a reasonable investor, and accordingly, the Partnership does not believe its financial statements are materially misstated or that current revision to its filing is necessary.  In addition, the distributions received in 2008 from the Local Partnerships were properly classified on the Statement of Cash Flows and because the Partnership reports as a Smaller Reporting Company no 2007 cash flow information will be reflected in any of the Partnership’s filings for 2009 or subsequent periods.  In all future filings, distributions received that represent distributions funded from the sale of Local Partnership assets will be reflected as cash flows from investing activities.

Form 10-Q for the quarter ended June 30, 2009

Note 1 – Organization and Summary of Significant Accounting Policies

  Comment:  Please expand your discussion of variable interest entities to include the disclosures required by ASC 810-10-50-12.  Please provide us with your proposed revisions in your response.

Response:  The Partnership believes that its disclosures regarding variable interest entities included in Notes 1 and 2 to the financial statements substantially comply with the disclosure requirements of ASC 810-10-50-12, as further explained below.

ASC 810-10-50-12 (a) states that a public entity involved with a variable interest entity, or VIE, should disclose its “methodology for determining whether the reporting entity is (or is not) the primary beneficiary of a VIE, including, but not limited to, significant judgments and assumptions made. One way to meet this disclosure would be to provide information about the types of involvements a reporting entity considers significant, supplemented with information about how the significant involvements were considered in determining whether the reporting entity is, or is not, the primary beneficiary.”  In Note 2 to the financial statements, the Partnership indicates “The Partnership, as a limited partner, does not have a contractual relationship with the Local Partnerships or exercise control over the activities and operations, including refinancing or selling decisions, of the Local Partnerships that would require or allow for consolidation. Accordingly, the Partnership accounts for its investments in the Local Partnerships using the equity method.”  Upon further review of its disclosures, the Partnership believes it has sufficiently explained its involvement and consolidation conclusions, but has not provided information regarding its methodology for determining whether it is the primary beneficiary.  The Partnership’s proposed revisions to disclosures in future filings to more fully address the requirements of ASC 810-10-50-12 (a) are set forth at the end of this response for the Staff’s consideration.

ASC 810-10-50-12 (b) requires certain disclosures when the conclusion to consolidate a VIE has changed in the most recent financial statements.  This disclosure is not relevant to the Partnership as the conclusion that the Partnership is not the primary beneficiary of the Local Partnerships has not changed.

ASC 810-10-50-12 (c) requires disclosure of “whether the reporting entity has provided financial or other support during the periods presented to the VIE that it was not previously contractually required to provide, including both of the following:

1.  The type and amount of support, including situations in which the reporting entity assisted the VIE in obtaining another type of support

2.  The primary reasons for providing the support.”

In Note 2 to the financial statements, the Partnership states “The Partnership is not legally liable for the obligations of the Local Partnerships and is not otherwise committed to provide additional support to them.” The Partnership further states in Note 2 to the financial statements that “At times, advances are made to the Local Partnerships. Advances made by the Partnership to the individual Local Partnerships are considered part of the Partnership's investment in the Local Partnerships.  Advances made to Local Partnerships for which the investment has been reduced to zero are charged to expense.  During the six months ended June 30, 2009, the Partnership advanced approximately $4,000 to one Local Partnership for tax payments.  During the six months ended June 30, 2008, the Partnership advanced approximately $7,000 to one Local Partnership.”  Given the amount of the advances, the Partnership did not deem them significant enough to warrant an explanation about why the support was provided.

ASC 810-10-50-12 (d) requires disclosure of the “Qualitative and quantitative information about the reporting entity’s involvement (giving consideration to both explicit arrangements and implicit variable interests) with the VIE, including, but not limited to, the nature, purpose, size, and activities of the VIE, including how the VIE is financed.” The Partnership believes the information provided in Note 2 to the financial statements provides quantitative and qualitative information about the Partnership’s involvement with the Local Partnerships, including the nature of the Local Partnerships business (ownership of low income rental projects), the size of their activities (including the number of apartment units and the unaudited operating results, on a combined basis, for the periods presented), how the Local Partnerships are financed (including the Partnership’s prior equity contributions and mortgage loans payable to or insured by government agencies), and the nature of the Partnership’s involvement (non-controlling equity interests and discretionary advances to the Local Partnerships).

As indicated in the foregoing responses, the Partnership believes it has substantially complied with the disclosure requirements in ASC 810-10-50-12, with the exception noted above regarding clarification of certain disclosures regarding the information required in ASC 810-10-50-12 (a).  The Partnership will clarify disclosures in future filings to provide the following information to more completely address the requirements of ASC 810-10-50-12:

“In determining whether it is the primary beneficiary of a VIE, the Partnership considers qualitative and quantitative factors, including, but not limited to: the amount and characteristics of the Partnership’s investment; the obligation or likelihood for the Partnership or other investors to provide financial support; the Partnership’s and the other investors’ ability to control or significantly influence key decisions for the VIE; and the similarity with and significance to the business activities of the Partnership and the other investors.  Significant judgments related to these determinations include estimates about the current and future fair values and performance of real estate held by these VIEs and general market conditions.”

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Stephen B. Waters, Senior Director, at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,

                                                                        /s/ Stephen B. Waters

Stephen B. Waters

Senior Director

National Partnership Investments Corp. as the corporate general partner of Real Estate Associates Limited II